Alvotech
_____________________
Unaudited Condensed Consolidated Interim Financial Statements as
of 30 June 2024 and 31 December 2023 and
for the six months ended 30 June 2024 and 2023
Table of Contents

Endorsement of the Board of Directors and the CEO	F-2 - F-6
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	F-7
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-8 - F-9
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-10 - F-11
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-11
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-12 - F-31

Endorsement of the Board of Directors and the CEO
Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.
Alvotech is a highly integrated biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.
Alvotech currently has two marketed biosimilars and nine biosimilar candidates in its product pipeline, targeting chronic disease with unmet need. Our biosimilars and product candidates reference originator biologics used to treat autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer.
The Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 comprise the financial statements of Alvotech and its subsidiaries. The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 'Interim financial reporting' and should be read in conjunction with the Group’s Consolidated Financial Statements as at and for the year ended 31 December 2023.
These Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 have not been audited by an external auditor.

Financial results for the six months ended 30 June 2024.
As of 30 June 2024, the Company had $10.9 million in cash and cash equivalents, excluding restricted cash. In addition, the Company had borrowings of $1,055.9 million, including $999.0 million of current portion of borrowings, as of 30 June 2024.
Product revenue: Product revenue was $65.9 million for the six months ended 30 June 2024, compared to $22.7 million for the same six months of 2023. Revenue for the six months ended 30 June 2024, consisted of product revenue from sales of AVT02 in select European countries and Canada, launch of AVT02 in the U.S., launch of AVT04 in Canada and Japan and pre-launch sales for select European markets.
License and other revenue: License and other revenue was $169.7 million for the six months ended 30 June 2024, compared to ($2.5) million for the same six months of 2023. The license and other revenue increase of $172.1 million was primarily attributable to the recognition of a $6.6 million research and development milestone due to the approval of AVT04 in Europe, $16.8 million relative to research and development milestone due to the commencement of a clinical phase for the AVT16 program, $39.2 million due to the Confirmatory Efficacy and Safety (CES) completion of AVT03, and $56.8 million to the CES completion of AVT05. This also included $5.4 million relative to product launch of AVT04 in Japan and $5.9 million relative to achievement of sales target of AVT02, $18.8 million relative to product launch of AVT02 in the U.S., and a net milestone revenue of $19.6 million for the execution of commercial contracts during the six months ended 30 June 2024.
Cost of product revenue: Cost of product revenue was $65.2 million for the six months ended 30 June 2024, compared to $67.9 million for the same six months of 2023, as a result of sales in the period, including the launch of AVT04 in Canada, Japan and pre-launch in select European countries tempered by lower production-related charges and lower costs associated with FDA inspection readiness. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to continue normalizing with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs.
Research and development expenses: Research and development expenses were $97.5 million for the six months ended 30 June 2024, compared to $99.6 million for the same six months of 2023. The slight decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the six months of 2023 and the decrease of $2.4 million primarily related to programs which have completed clinical phase (i.e., AVT02 and AVT04 programs), partially offset by a $17.3 million increase in direct program expenses mainly from four biosimilar candidates, AVT03, AVT05, AVT06 and AVT16 that are in clinical phase.
General and administrative expenses: General and administrative expenses were $29.6 million for the six months ended 30 June 2024, compared to $41.9 million for the same six months of 2023. The decrease in G&A expenses was primarily attributable to $5.8 million in lower third-party services, lower insurance premiums and less headcount, coupled with a $4.2 million decrease in expenses for share-based payments.
Net Loss: Net loss was $153.5 million, or $(0.61) per share on a basic and diluted basis, for the six months ended 30 June 2024 as compared to net loss of $86.6 million, or $(0.39) on a basic and diluted basis, for the same six months of 2023.

Pipeline highlights
On 15 February 2024, the Company announced it has reached settlement agreements with Johnson & Johnson in Japan, Canada and in the EEA for AVT04, a biosimilar to Stelara (ustekinumab). Regulatory approval for AVT04 in these markets has already been granted. The FDA approved AVT04 for the U.S. in April 2024 enabling a commercialization starting on or after 21 February 2025. Alvotech's commercialization partner in Canada, Jamp Pharma, launched AVT04 in Canada on March 1, 2024. Launch of AVT04 in Japan started in May 2024, after the upcoming round of National Health Insurance reimbursement price listings. Entry to the first European markets is expected as soon as possible after the expiration date of the European Supplementary Protection Certificate (SPC) for Stelara, which is in late July 2024.
On 23 February 2024, the Company announced that the FDA has approved SIMLANDI (adalimumab) injection, the AVT02 interchangeable biosimilar to Humira, for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis, adult hidradenitis suppurativa and adult uveitis. In 2023, Humira was one of the highest-grossing pharmaceutical products in the world, with sales in the U.S. of nearly $12.2 billion. Teva is Alvotech’s strategic partner for the exclusive commercialization of SIMLANDI in the United States.
In April 2024, the Company signed an agreement with Quallent Pharmaceuticals whereby Alvotech will manufacture AVT02, its high-concentration interchangeable biosimilar to Humira for Quallent Pharmaceuticals, in alignment with its U.S. commercialization agreement with Teva. The interchangeable biosimilar will be distributed under Quallent's private label.
On 16 April 2024, the Company announced the FDA approval of SELARSDI, its AVT04 biosimilar to Stelara, which is expected to be marketed in the U.S. on or after 21 February 2025, following a settlement agreement with Johnson & Johnson, the manufacturer of Stelara.
On 24 April 2024, the Company announced positive topline results from a confirmatory clinical study for AVT05, a proposed biosimilar for Simponi and Simponi Aria.
On 21 May 2024, the Company announced its collaboration with Dr. Reddy's Laboratories SA, for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK.
On 11 June 2024, the Company extended its partnership with Stada to cover AVT03, its clinical-stage biosimilar candidate for Prolio and Xgeva. Stada will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, the two partners have agreed to extend Stada’s commercial rights to AVT02 and AVT04, the biosimilars to Humira and Stelara, respectively, to Commonwealth of Independent States (CIS) countries in Central Asia. Alvotech will also regain commercial rights from Stada to AVT06, a proposed biosimilar to Eylea.
On 18 June 2024, the Company entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea in Europe, except for Germany and France where the rights are semi-exclusive.

Corporate highlights
On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 30 June 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
On 12 February 2024, the second tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 Ordinary Shares. The issuance of Ordinary Shares for the second tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
On 12 February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
During the first quarter 2024, Senior Bond Warrant holders elected to exercise their warrants. As a result, 1,501,599 Ordinary Shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
During the first quarter 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
On 7 June 2024, the Company entered into a $965 million Facility, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. The Facility matures in June 2029 and was funded in July 2024. Upon the closing of the Facility, the Company was required to settle its existing debt obligations.
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interests. The holders of the 2022 Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.

Future developments and uncertainties
As mentioned above, the Company announced in June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
On 11 July 2024, the Company announced the closing of the $965 million Facility in two tranches. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The Facility financing, for $965 million in aggregate principal amount, matures in June 2029. The first tranche is a first lien $900 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche is a $65 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations.

•For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
•the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•the costs, timing, and outcome of regulatory review of program candidates;
•Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with commercial partners on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and
•the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.

Statement by the Board of directors and the CEO
According to the Board of Directors’ and CEO’s best knowledge, the Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 'Interim financial reporting' and give a true and fair view of the consolidated financial performance of the Group for the six-month period ended 30 June 2024, its assets, liabilities and consolidated financial position as at 30 June 2024 and its consolidated cash flows for the six-month period ended 30 June 2024. Furthermore, in our opinion the Unaudited Condensed Consolidated Interim Financial Statements and the endorsement of the Board of Directors and the CEO give a fair view of the development and performance of the Group's operations and its position and describe the principal risks and uncertainties faced by the Group.

The Board of Directors and CEO of Alvotech. hereby endorse the Unaudited Condensed Consolidated Interim Financial Statements of Alvotech for the six-month period ended 30 June 2024 with their signatures.

Done in Luxembourg on 15 August 2024,
For the Board of Directors and CEO:

Robert Wessman
Title: Director and authorized signatory

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the six months ended 30 June 2024 and 2023

USD in thousands, except for per share amounts	Notes	Six months ended 30 June 2024	Six months ended 30 June 2023
Product revenue	5	65,912	22,715
License and other revenue	5	169,678	(2,460)
Other income		57	45
Cost of product revenue		(65,167)	(67,909)
Research and development expenses		(97,479)	(99,582)
General and administrative expenses		(29,554)	(41,910)
Operating profit / (loss)		43,447	(189,101)
Share of net loss of joint venture	20	—	(2,706)
Loss on sale of investment in joint venture	20	(2,970)	—
Finance income	6	80,823	122,480
Finance costs	6	(277,414)	(64,300)
Exchange rate differences		7,742	(3,081)
Non-operating (loss) / profit		(191,819)	52,393
Loss before taxes		(148,372)	(136,708)
Income tax (expense) / benefit	7	(5,132)	49,854
Loss for the period		(153,504)	(86,854)
Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		121	(1,523)
Total comprehensive loss		(153,383)	(88,377)
Loss per share
Basic and diluted loss for the period per share	8	(0.61)	(0.39)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2024 and 31 December 2023

USD in thousands

Non-current assets	Notes	30 June 2024	31 December 2023
Property, plant and equipment	9	239,535	236,779
Right-of-use assets	10	138,110	119,802
Goodwill		11,692	12,058
Other intangible assets	11	19,901	19,076
Contract assets	5	33,457	10,856
Investment in joint venture	20	—	18,494
Other long-term assets		8,952	2,244
Restricted cash	12	25,000	26,132
Deferred tax assets	7	306,638	309,807
Total non-current assets		783,285	755,248
Current assets
Inventories	13	96,574	74,433
Trade receivables		93,521	41,292
Contract assets	5	39,771	35,193
Other current assets	14	44,337	31,871
Receivables from related parties	18	46	896
Cash and cash equivalents	12	10,944	11,157
Total current assets		285,193	194,842
Total assets		1,068,478	950,090
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2024 and 31 December 2023

USD in thousands

Equity	Notes	30 June 2024	31 December 2023
Share capital	15	2,602	2,279
Share premium	15	1,716,605	1,229,690
Other reserves		35,627	42,911
Translation reserve		(1,407)	(1,528)
Accumulated deficit		(2,359,349)	(2,205,845)
Total equity		(605,922)	(932,493)
Non-current liabilities
Borrowings	16	56,877	922,134
Derivative financial liabilities	21	201,670	520,553
Lease liabilities	10	121,873	105,632
Contract liabilities	5	90,120	73,261
Deferred tax liability	7	1,394	53
Total non-current liabilities		471,934	1,621,633
Current liabilities
Trade and other payables		58,566	80,563
Lease liabilities	10	10,644	9,683
Current maturities of borrowings	16	999,036	38,025
Derivative financial liabilities	21	39,714	—
Liabilities to related parties	18	26,528	9,851
Contract liabilities	5	4,484	59,183
Taxes payable		1,031	925
Other current liabilities	19	62,463	62,720
Total current liabilities		1,202,466	260,950
Total liabilities		1,674,400	1,882,583
Total equity and liabilities		1,068,478	950,090
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended 30 June 2024 and 2023

USD in thousands

Cash flows from operating activities	Notes	Six months ended 30 June 2024	Six months ended 30 June 2023
Loss for the period		(153,504)	(86,854)
Adjustments for non-cash items:
Depreciation and amortization	9	14,748	10,934
Change in allowance for receivables		—	18,500
Change in inventory reserves	13	(6,936)	—
Loss on disposal of property, plant and equipment		—	323
Loss on sale of investment in joint venture		2,970	—
Share of net loss of joint venture		—	2,706
Finance income	6	(80,823)	(122,480)
Finance costs	6	277,414	64,300
Share-based payments	17	5,294	11,911
Exchange rate difference		(7,742)	3,081
Income tax expense / (benefit)		5,132	(49,854)
Operating cash flow before movement in working capital		56,553	(147,433)
Increase in inventories	13	(15,205)	(7,896)
(Increase) / decrease in trade receivables		(52,229)	16,665
Increase / (decrease) in liabilities with related parties	18	16,769	(102)
(Increase) / decrease in contract assets	5	(27,179)	1,215
Decrease in other assets		369	3,711
Decrease in trade and other payables		(21,758)	(6,182)
(Decrease) / increase in contract liabilities	5	(35,881)	37,679
(Decrease) / increase in other liabilities		(6,056)	4,395
Cash used in operations		(84,617)	(97,948)
Interest received		26	25
Interest paid		(41,037)	(29,427)
Income tax paid		(372)	(652)
Net cash used in operating activities		(126,000)	(128,002)
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(10,271)	(22,594)
Disposal of property, plant and equipment		—	133
Acquisition of intangible assets	11	(1,430)	(2,764)
Restricted cash in connection with amended bond agreement	12	1,132	—
Net cash used in investing activities		(10,569)	(25,225)
Cash flows from financing activities
Repayments of borrowings	16	(75,059)	(84,507)
Repayments of principal portion of lease liabilities	10	(4,815)	(3,700)
Proceeds from new borrowings	16	67,500	93,561
Gross proceeds from equity offering	15	150,451	136,877
Fees from equity offering	3	(5,812)	(4,141)
Proceeds from warrants	21	4,841	6,365
Options exercised		76	—
Net cash generated from financing activities		137,182	144,455
Increase / (decrease) in cash and cash equivalents		613	(8,772)
Cash and cash equivalents at the beginning of the year	12	11,157	66,427
Effect of movements in exchange rates on cash held		(826)	2,811
Cash and cash equivalents at the end of the period	12	10,944	60,466
Supplemental cash flow disclosures (Note 22)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended 30 June 2024 and 2023

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2023	2,126	1,058,432	30,582	(1,442)	(1,654,114)	(564,416)
Loss for the period	—	—	—	—	(86,854)	(86,854)
Foreign currency translation differences	—	—	—	(1,523)	—	(1,523)
Total comprehensive loss	—	—	—	(1,523)	(86,854)	(88,377)
Capital contribution	118	132,618	—	—	—	132,736
Vested earn-out shares	6	8,300	—	—	—	8,306
Penny warrants exercised	25	27,159	—	—	—	27,184
Public warrants exercised	6	7,582	—	—	—	7,588
Recognition of share-based payments	—	—	10,909	—	—	10,909
Settlement of RSUs with shares	0	249	(333)	—	—	(84)
Settlement of SARs with shares	(10)	(9,526)	(4,231)	—	—	(13,767)
Recognition of equity component of convertible bonds	—	—	1,381	—	—	1,381
At 30 June 2023	2,271	1,224,814	38,308	(2,965)	(1,740,968)	(478,540)

At 1 January 2024	2,279	1,229,690	42,911	(1,528)	(2,205,845)	(932,493)
Loss for the period	—	—	—	—	(153,504)	(153,504)
Foreign currency translation differences	—	—	—	121	—	121
Total comprehensive loss	—	—	—	121	(153,504)	(153,383)
Capital contribution	92	144,547	—	—	—	144,639
Vested earn-out shares	198	310,703	—	—	—	310,901
Penny warrants exercised	15	17,695	—	—	—	17,710
Public warrants exercised	4	6,691	—	—	—	6,695
Recognition of share-based payments	—	—	4,450	—	—	4,450
Options recognised	—	—	96	—	—	96
Settlement of RSUs with shares	14	7,174	(11,801)	—	—	(4,613)
Settlement of options with shares	—	105	(29)	—	—	76
At 30 June 2024	2,602	1,716,605	35,627	(1,407)	(2,359,349)	(605,922)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 15 August 2024.
The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a certain biosimilar product and has multiple biosimilar molecules.
1.2 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 36.2% and 32.2% ownership interest as of 30 June 2024, respectively. The remaining 31.6% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 30 June 2024.
1.3 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. The Group has also incurred recurring losses since its inception, including net losses of $153.5 million and $86.9 million for the six months ended 30 June 2024 and 2023, respectively, and had an accumulated deficit of $2,359.3 million as of 30 June 2024 and $2,205.8 million as of 31 December 2023. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.
As of 30 June 2024, the Group had cash and cash equivalents, excluding restricted cash, of $10.9 million and current assets less current liabilities of ($917.3) million.
On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 30 June 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
During the first quarter 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
On 17 April 2024, the Company signed an agreement with Quallent Pharmaceuticals whereby Alvotech will manufacture AVT02, its high-concentration interchangeable biosimilar to Humira, for Quallent Pharmaceuticals, in alignment with its U.S. commercialization agreement with Teva. The interchangeable biosimilar will be distributed under Quallent's private label.
On 21 May 2024, the Company announced its collaboration with Dr. Reddy's Laboratories SA, for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK.
On 7 June 2024, the Company entered into a senior secured first lien term loan facility of $965 million in two tranches, led by GoldenTree Asset Management (the "Facility"), with participation from other institutional investors, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. The Facility matures in June 2029 and was funded in July 2024.
On 11 June 2024, the Company extended its partnership with Stada to cover AVT03, its clinical-stage biosimilar candidate for Prolio and Xgeva. Stada will assume marketing license for AVT03 in Europe through semi-exclusive

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, the two partners have agreed to extend Stada’s commercial rights to AVT02 and AVT04, the biosimilars to Humira and Stelara, to Commonwealth of Independent States (CIS) countries in Central Asia. Alvotech will also regain commercial rights from Stada to AVT06, a proposed biosimilar to Eylea.
On 18 June 2024, the Company entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea in Europe, except for Germany and France where the rights are semi-exclusive.
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.

Based on the cash on hand, funding received, and projected future cash flows, management concluded that the Group has the ability to continue as a going concern for at least one year after the date that the unaudited consolidated interim financial statements are issued. As such, the consolidated financial statements have been prepared on a going concern basis. Management continues to pursue the funding plans as described above, however there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all. If financing is obtained, the terms of such financing may adversely affect the holdings or the rights of the Group’s shareholders. The ability to obtain funding, therefore, is outside of management’s control and is a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.
2.        Basis of preparation
The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended 30 June 2024 have been prepared in accordance and in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s audited annual consolidated financial statements for the year ended 31 December 2023, and accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (the “EU”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2023, except for the adoption of new and amended accounting standards effective as of 1 January 2024 set out below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand unless otherwise indicated.
In the opinion of the Group’s management, these unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The condensed consolidated statement of financial position as of 31 December 2023 was derived from the consolidated financial statements at that date.
In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group´s consolidated financial statements issued for the year ended 31 December 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

3.     Significant changes in the current reporting period
The financial position and performance of the Group was impacted by the following events and transactions during the six months ended 30 June 2024:
On 15 February 2024, the Company announced it has reached settlement agreements with Johnson & Johnson in Japan, Canada and in the EEA for AVT04, a biosimilar to Stelara (ustekinumab). Regulatory approval for AVT04 in these markets has already been granted. The FDA approved AVT04 for the U.S. in April 2024 enabling a commercialization starting on or after 21 February 2025. Alvotech's commercialization partner in Canada, Jamp Pharma, launched AVT04 in Canada on March 1, 2024. Launch of AVT04 in Japan started in May 2024, after the upcoming round of National Health Insurance reimbursement price listings. Entry to the first European markets is expected as soon as possible after the expiration date of the European Supplementary Protection Certificate (SPC) for Stelara, which is in late July 2024.
On 23 February 2024, the Company announced that the FDA has approved SIMLANDI (adalimumab) injection, the AVT02 interchangeable biosimilar to Humira, for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis, adult hidradenitis suppurativa and adult uveitis. In 2023, Humira was one of the highest-grossing pharmaceutical products in the world, with sales in the U.S. of nearly $12.2 billion. Teva is Alvotech’s strategic partner for the exclusive commercialization of SIMLANDI in the United States.
On 26 February 2024, Alvotech announced it had received and accepted an offer from investors outside the U.S. for the sale of 10,127,132 Ordinary Shares, for an approximate gross value of $166 million, at a purchase price of $16.41 per share, or ISK 2,250, at the foreign exchange rate on 23 February 2024. The shares were to be delivered to investors from previously issued treasury shares held by Alvotech´s subsidiary Alvotech Manco. As of 30 June 2024, the settlement of the sale offers resulted in 9,213,333 Ordinary Shares delivered to investors upon the payment of $150.5 million, the net proceeds of the transaction totaling $144 million.
On 12 February 2024, the second tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 Ordinary Shares. The issuance of Ordinary Shares for the second tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
On 12 February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
During the first quarter 2024, Senior Bond Warrant holders elected to exercise their warrants. As a result, 1,501,599 Ordinary Shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
During the first quarter 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
In April 2024, the Company signed an agreement with Quallent Pharmaceuticals whereby Alvotech will manufacture AVT02, its high-concentration interchangeable biosimilar to Humira for Quallent Pharmaceuticals, in alignment with its U.S. commercialization agreement with Teva. The interchangeable biosimilar will be distributed under Quallent's private label.
On 16 April 2024, the Company announced the FDA approval of SELARSDI, its AVT04 biosimilar to Stelara, which is expected to be marketed in the U.S. on or after 21 February 2025, following a settlement agreement with Johnson & Johnson, the manufacturer of Stelara.
On 24 April 2024, the Company announced positive topline results from a confirmatory clinical study for AVT05, a proposed biosimilar for Simponi and Simponi Aria.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

On 21 May 2024, the Company announced its collaboration with Dr. Reddy's Laboratories SA, for the commercialization of AVT03, a biosimilar candidate to Prolia and Xgeva in the U.S., Europe and UK. Dr. Reddy’s commercialization rights are exclusive for the U.S., and semi-exclusive for Europe and the UK.
On 7 June 2024, the Company entered into a $965 million Facility, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. The Facility matures in June 2029 and was funded in July 2024. Upon the closing of the Facility, the Company was required to settle its existing debt obligations.
On 11 June 2024, the Company extended its partnership with Stada to cover AVT03, its clinical-stage biosimilar candidate for Prolio and Xgeva. Stada will assume marketing license for AVT03 in Europe through semi-exclusive rights, including Switzerland and the UK, as well as exclusive rights in selected markets in Central Asia and the Middle East. In parallel with the commercial agreement for AVT03, the two partners have agreed to extend Stada’s commercial rights to AVT02 and AVT04, the biosimilars to Humira and Stelara, respectively, to Commonwealth of Independent States (CIS) countries in Central Asia. Alvotech will also regain commercial rights from Stada to AVT06, a proposed biosimilar to Eylea.
On 18 June 2024, the Company entered into an exclusive partnership agreement with Advanz Pharma regarding the supply and commercialization of AVT06, its proposed biosimilar to Eylea in Europe, except for Germany and France where the rights are semi-exclusive.
On 26 June 2024, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interests. The holders of the 2022 Convertible Bonds that did not exercise their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
4.        New accounting standards
New Standards and Interpretations, which became effective as of 1 January 2024, did not have a material impact on our unaudited condensed consolidated interim financial statements.

5.        Revenue
Disaggregated revenue
The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the six months ended 30 June 2024 and 2023:

	30 June
	2024	2023
Product revenue (point in time revenue recognition)	65,912	22,715
License revenue (point in time revenue recognition)	68,058	7,635
Performance revenue (point in time revenue recognition)	30,735	—
Development and other service revenue (over time revenue recognition)	70,885	(10,095)
	235,590	20,255
Reassessment of variable consideration
Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to revenue in the period of change. The Group updates variable consideration estimates on a quarterly basis. The quarterly changes in estimates did not result in material adjustments to the Group’s previously reported revenue or trade receivables during the six months ended 30 June 2024 and 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
1 January 2024	46,049	132,444
Contract asset additions	90,926	—
Amounts transferred to trade receivables	(63,588)	—
Customer prepayments	—	43,031
Revenue recognized	—	(78,752)
Foreign currency adjustment	(159)	(2,119)
30 June 2024	73,228	94,604
The net increase in contract assets as of 30 June 2024 is due to the revenue recognized when the performance obligation has been met which is offset by transfer of amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance. The net decrease in contract liabilities as of 30 June 2024 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group’s performance. As of 30 June 2024, $33.5 million and $39.8 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 3 years. As of 30 June 2024, $90.1 million and $4.5 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 6 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.
Contract assets and contract liabilities as of 30 June 2023 were $27.4 million and $116.4 million, respectively. The Group recognised $(2.5) million of revenue during the six months ended 30 June 2023.
6.        Finance income and finance costs
Finance income earned for the six months ended 30 June 2024 and 2023 are as follows:

	30 June
	2024	2023
Changes in the fair value of derivatives (see Note 21)	79,116	119,528
Interest income from cash and cash equivalents	1,683	2,927
Other interest income	24	25
	80,823	122,480
Finance costs incurred for the six months ended 30 June 2024 and 2023 are as follows:

	30 June
	2024	2023
Changes in the fair value of derivatives (see Note 21)	(130,412)	(5,906)
Interest on debt and borrowings	(79,834)	(56,631)
Loss on remeasurement of bonds (see Note 21)	(63,127)	—
Interest on lease liabilities (see Note 10)	(3,279)	(1,362)
Amortization of deferred debt issue costs	(762)	(401)
	(277,414)	(64,300)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

7.      Income tax
The Group’s effective tax rate for the six months ended 30 June 2024 and 30 June 2023 was (3.5)% and 36.5%, representing a tax charge and a tax benefit, respectively. The effective tax rate for both periods is influenced by IFRS fair value adjustments which are not tax effected, losses and non-deductible interest incurred in Luxembourg for which no deferred tax asset is recognized and other permanent differences. A tax benefit for both periods arises from operational losses in Iceland which, as of 30 June 2024, is offset by a tax charge arising from the decrease of the U.S. dollar value of tax loss carry-forwards denominated in Icelandic krona. As of 30 June 2023, a further tax benefit arose from the strengthening of the Icelandic krona against the U.S. dollar which increased the U.S. dollar value of tax loss carry-forwards denominated in Icelandic krona.
8.      Loss per share
The calculation of basic and diluted loss per share for the six months ended 30 June 2024 and 2023 is as follows (in thousands, except for share and per share amounts):

	30 June
	2024	2023
Earnings
Loss for the period	(153,504)	(86,854)
Number of shares
Weighted average number of ordinary shares outstanding	252,218,456	225,523,805
Basic and diluted loss per share	(0.61)	(0.39)
9.      Property, plant and equipment
During the six months ended 30 June 2024, the Group acquired items of property, plant and equipment with a cost of $11.3 million, primarily consisting of facility equipment. The Group recognized $8.3 million and $6.8 million of depreciation expense for the six months ended 30 June 2024 and 2023, respectively.

During the six months ended 30 June 2024 and 2023, the Group recognized no impairments of property, plant and equipment.

The Group pledged $124.5 million and $119.4 million of property, plant and equipment as collateral to secure bank loans with third parties as of 30 June 2024 and 31 December 2023, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

10.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the six months ended 30 June 2024 are as follows:

2024
Right-of-use assets
Balance at 1 January	119,802
Adjustments for indexed leases	4,590
New leases	20,647
Cancelled leases	(32)
Depreciation	(6,245)
Translation difference	(652)
Balance at 30 June	138,110

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the six months ended 30 June 2024 are as follows:

2024
Lease liabilities
Balance at 1 January	115,315
Adjustments for indexed leases	4,606
New leases	20,647
Cancelled leases	(31)
Installment payments	(4,908)
Foreign currency adjustment	(2,577)
Translation difference	(535)
Balance at 30 June	132,517
Current liabilities	(10,644)
Non-current liabilities	121,873
The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2024 and 2023 in relation to the Group’s lease arrangements are as follows:

	30 June
	2024	2023
Total depreciation expense from right-of-use assets	6,245	3,742
Interest expense on lease liabilities	3,279	1,362
Foreign currency difference on lease liability	(2,577)	(1,338)
Loss from extinguishment of lease agreement	1	8
Total amount recognized in profit and loss	6,948	3,774

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The maturity analysis of undiscounted lease payments as of 30 June 2024 is as follows:

2024
Less than one year	15,615
One to five years	55,429
Thereafter	97,304
168,348
11.      Other Intangible assets
During the six months ended 30 June 2024, the Group acquired $1.1 million of intangible assets. The Group recognized $0.2 million and $0.4 million of amortization expense for the six months ended 30 June 2024 and 2023, respectively.

12.      Cash and cash equivalents
Cash and cash equivalents
Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024	31 December 2023
Cash and cash equivalents denominated in US dollars	818	1,466
Cash and cash equivalents denominated in other currencies	10,126	9,691
	10,944	11,157
Restricted cash
Restricted cash relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements. Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the periods ended 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024	31 December 2023
Balance at 1 January	26,132	25,187
Withdrawals during the period	(1,132)	—
Interest income	—	945
	25,000	26,132
The Group’s restricted cash is available for use after one year or later.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

13.      Inventories
The Group’s inventory balances as of 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024	31 December 2023
Raw materials and supplies	42,366	51,524
Work in progress	57,616	33,068
Finished goods	59	244
Inventory reserves	(3,467)	(10,403)
Total Balance	96,574	74,433
The Group recognised $32.0 million and $16.5 million of cost of inventory within cost of goods sold during the six months ended 30 June 2024 and 2023, respectively.

14.      Other current assets
The composition of other current assets as of 30 June 2024 and 31 December 2023 is as follows:

	30 June 2024	31 December 2023
Value-added tax	8,050	8,801
Prepaid expenses	22,162	22,035
Proceeds receivable from sale of joint venture (Note 20)	12,000	—
Other short-term receivables	2,125	1,035
	44,337	31,871
15.      Share capital
Movements in the Group’s Ordinary shares, share capital and share premium during the six months ended 30 June 2024 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2024	266,821,844	2,279	1,229,690	1,231,969
Capital contribution (Note 3)	9,213,333	92	144,547	144,639
Vested earn-out shares	—	198	310,703	310,901
Penny warrants (Note 21)	1,501,599	15	17,695	17,710
Public warrants (Note 21)	419,660	4	6,691	6,695
Settlement of RSUs with shares (Note 17)	1,442,455	14	7,174	7,188
Settlement of options with shares	9,127	—	105	105
Balance at 30 June 2024	279,408,018	2,602	1,716,605	1,719,207
No dividends were paid or declared during the six months ended 30 June 2024 and 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

16.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions, related parties and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024	31 December 2023
Senior Bonds	550,429	549,411
2022 Convertible Bonds	236,677	155,914
Aztiq Convertible Bond	95,437	80,663
Alvogen Facility	83,329	76,556
Other borrowings	90,041	97,615
Total outstanding borrowings, net of debt issue costs	1,055,913	960,159
Less: current portion of borrowings	(999,036)	(38,025)
Total non-current borrowings	56,877	922,134
The weighted-average interest rates of outstanding borrowings for the six months ended 30 June 2024 and the twelve months ended 31 December 2023 are 12.80% and 12.73%, respectively.
Movements in the Group’s outstanding borrowings during the six months ended 30 June 2024 are as follows:

2024
Borrowings, net at 1 January	960,159
Accretion/derecognition of borrowings discount	13,127
Loss on remeasurement of bonds	63,127
Proceeds from new borrowings	67,500
Repayments of borrowings	(75,059)
Accrued interest	28,646
Amortization of deferred debt issue costs	762
Foreign currency exchange difference	(2,349)
Borrowings, net at 30 June	1,055,913

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 30 June 2024 are as follows:

30 June 2024
Within one year	999,036
Within two years	5,523
Within three years	5,736
Within four years	5,970
Thereafter	39,648
1,055,913
The movements in the Group's outstanding borrowings during the six months ended 30 June 2024 and the maturity of principal amounts as of 30 June 2024 included above are based on the following considerations:
–the communication on 7 June 2024, that the Company entered into a $965 million Facility in two tranches, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

incremental cash to the balance sheet. The Facility matures in June 2029 and was funded in July 2024. Upon the closing of the facility, the Company was required to settle its existing debt obligations;
–The settlement of the existing debt obligations resulted in a change in cash flow of these obligations and the acceleration of previously deferred debt issue costs and debt discounts resulting in $63.1 million loss on remeasurement for the six months ended 30 June 2024; and
–the announcement on 26 June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
17.      Share-based payments
On 1 December 2022, the Renumeration Committee authorized and the Group granted RSUs to employees, executives, and directors granting rights to Ordinary Shares once vesting conditions are met. Compensation expense for RSUs is determined based upon the market price of the Ordinary Shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a 1 to 4-year period, with a 1-year cliff vesting period and subsequent monthly vesting, resulting from participants completing a service condition. Movements in RSUs during the six months ended 30 June 2024 are as follows:

	2024
	RSUs	Weighted Average Fair Value
Outstanding at 1 January	3,745,781	$7.04
New grants during the period	299,910	$11.02
Forfeited during the period	(519,953)	$7.85
Vested during the period	(815,940)	$7.00
Outstanding at 30 June	2,709,798	$7.33
The Group recognized $5.3 million and $11.9 million of share-based payment expense during the six months ended 30 June 2024 and 2023, respectively, as follows:

	30 June
	2024	2023
Cost of product revenue	508	1,769
Research and development expenses	1,443	2,625
General and administrative expenses	3,343	7,517
	5,294	11,911

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

18.      Related parties
Related party transactions as of and for the six months ended 30 June 2024 are as follows:

	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	6,773	—	—	98,330
ATP Holdings ehf. - Sister company (a)	4,637	—	—	25,921
Aztiq Fjárfestingar ehf. – Sister company	—	32	—	—
Aztiq Consulting ehf. – Sister company	113	—	—	56
Flóki-Art ehf. - Sister company	52	—	—	465
Alvogen Iceland ehf. - Sister company	25	—	—	509
Alvogen ehf. - Sister company	—	55	17	—
Alvogen UK - Sister company	110	—	—	111
Alvogen Finance B.V. - Sister Company	195	—	—	97
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	—	26	7,440
Alvogen Inc. - Sister company	213	—	—	497
Adalvo Limited - Sister company	138	155	3	28
L41 ehf. - Sister company	52	—	—	14
Flóki Invest ehf - Sister company	419	—	—	327
Alvogen Spain SL - Sister company	—	—	—	15
Norwich Clinical Services Ltd - Sister company	369	—	—	243
Fasteignafélagið Eyjólfur ehf - Sister company	4,127	—	—	90,791
Flóki fasteignir ehf. - Sister company	1,157	—	—	10,776
	18,380	242	46	235,620
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 16).
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of an other current liability. This other current liability is presented as “Liabilities to related party” on the unaudited condensed consolidated interim statements of financial position.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Related party transactions for the six months ended 30 June 2023 and as of 31 December 2023 are as follows:

	30 June 2023		31 December 2023
	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	5,683	—	—	76,556
ATP Holdings ehf. - Sister company (a)	3,138	—	—	49,560
Aztiq Fjárfestingar ehf. - Sister company	—	5	—	—
Aztiq Consulting ehf. - Sister company	100	55	—	54
Flóki-Art ehf. - Sister company	50	—	—	422
Alvogen Iceland ehf. - Sister company	24	—	—	484
Alvogen ehf. - Sister company	—	73	16	—
Alvogen UK - Sister company	31	—	—	581
Alvogen Finance B.V. - Sister company	194	—	—	65
Lotus Pharmaceuticals Co. Ltd. - Sister company (b)	—	—	29	7,440
Lotus International Pte. Ltd. - Sister company	—	2	—	—
Alvogen Emerging Markets - Sister company	102	—	—	—
Alvogen Inc. - Sister company	159	—	—	284
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	—	—	758	539
Adalvo Limited - Sister company	30	103	86	337
Adalvo UK - Sister company	—	49	—	—
Flóki Invest ehf. - Sister company	319	—	—	251
Alvogen Malta Sh. Services - Sister company	—	—	7	—
Alvogen Spain SL - Sister Company	—	—	—	15
Norwich Clinical Services Ltd - Sister company	257	—	—	170
Fasteignafélagið Eyjólfur ehf - Sister company	1,636	—		69,732
Flóki fasteignir ehf. - Sister company	947	—	—	11,466
	12,670	287	896	217,956
(a)The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities including discount and accretion (see Note 16).
(b)Payables to Lotus Pharmaceuticals Co. Ltd. consists of an other current liability. This other current liability is presented as “Liabilities to related party” on the unaudited condensed consolidated interim statements of financial position..
(c)The amount receivable from Alvotech & CCHN Biopharmaceutical Co., Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

19.      Other current liabilities
The composition of other current liabilities as of 30 June 2024 and 31 December 2023 is as follows:

	30 June 2024	31 December 2023
Unpaid salary and salary related expenses	24,199	31,340
Accrued interest	3,040	3,333
Accrued vacation leave	5,717	6,075
Employee incentive plan	—	659
Accrued expenses	29,507	21,313
	62,463	62,720
20.      Interests in joint ventures
In September 2018, Alvotech hf., a subsidiary of the Group, entered into a joint venture agreement with Changchun High & New Technology Industries (Group) Inc. (the “joint venture partner”, "CCHN") to form a newly created joint venture entity, Alvotech & CCHN Biopharmaceutical Co., Ltd. (the “joint venture” or “JVCO”). The purpose of the JVCO is to develop, manufacture and sell biosimilar products in the Chinese market. The JVCO’s place of business is also the country of incorporation.
In June 2024, Alvotech hf. sold its share in the joint venture for a gross proceeds of $18.0 million (less of $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million recognized during the six months ended 30 June 2024. The total gross proceeds of $18.0 million is included among other assets, thereof $6.0 million are classified as long-term.

The following table provides the change in the Group’s investment in a joint venture during the six months ended 30 June 2024 and 2023:

	2024	2023
Balance at 1 January	18,494	48,568
Share in losses	—	(2,706)
Sale of shares in joint venture	(18,494)	—
Translation difference	—	(2,249)
Balance at 30 June	—	43,613

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

21.      Financial instruments
Accounting classification and carrying amounts
It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the Senior Bonds, Aztiq Convertible Bond, 2022 Convertible Bonds, and Alvogen Facility, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. The fair values as of 30 June 2024 are based on the following considerations:
–the communication on 7 June 2024, that the Company entered into a $965 million Facility in two tranches, enabling the Company to improve cost capital, address upcoming debt maturities in 2025 and add incremental cash to the balance sheet. The Facility matures in June 2029 and was funded in July 2024. Upon the closing of the Facility, the Company was required to settle its existing debt obligations;
–The settlement of the existing debt obligations resulted in a change in cash flow of these obligations and the acceleration of previously deferred debt issue costs and debt discounts resulting in $63.1 million loss on remeasurement for the six months ended 30 June 2024 (see Note 6); and
–the announcement on 26 June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	30 June 2024
	Carrying Amount	Fair Value
Senior Bonds	550,429	553,674
Aztiq Convertible Bond	95,437	97,719
2022 Convertible Bonds	236,677	240,449
Alvogen Facility	83,329	83,411
	965,872	975,253

	31 December 2023
	Carrying Amount	Fair Value
Senior Bonds	549,411	559,867
Aztiq Convertible Bond	80,663	84,756
2022 Convertible Bonds	155,914	217,419
Alvogen Facility	76,556	82,060
	862,544	944,102

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 30 June 2024 and 31 December 2023:

	30 June 2024
	Level 1	Level 2	Level 3	Total
Senior Bond Warrants	2,640	—	—	2,640
Tranche A Conversion Feature	—	—	39,714	39,714
Predecessor Earn Out Shares	—	169,300	—	169,300
OACB Warrants	29,731	—	—	29,731
	32,370	169,300	39,714	241,384

	31 December 2023
	Level 1	Level 2	Level 3	Total
Senior Bond Warrants	19,715	—	—	19,715
Tranche A Conversion Feature	—	—	118,830	118,830
Predecessor Earn Out Shares	—	349,900	—	349,900
OACB Earn Out Shares	—	6,200	—	6,200
OACB Warrants	25,908	—	—	25,908
	45,623	356,100	118,830	520,553

The following table provides a reconciliation of Level 3 financial instruments:

Tranche A Conversion Feature
1 January 2024	118,830
Issuance	—
Revaluation	(79,116)
Transfer to Level 1	—
Extinguishment	—
30 June 2024	39,714
The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the six months ended 30 June 2024.
Senior Bond Warrants
As noted in Note 3, during the first quarter 2024, Senior Bond Warrant holders elected to exercise their warrants. As a result, 1,501,599 Ordinary Shares were issued in exchange for the exercising of the penny warrants. The Company received an immaterial amount of cash and will recognize the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
The fair value of the Senior Bond Warrants was derived from the publicly quoted trading price of the Ordinary Shares at the valuation date. As of 30 June 2024, the Company had 217,246 warrants with an exercise price of $0.01, representing the 1.5% tranche of Senior Bond Warrants. The Senior Bond Warrants had a fair value of $

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

$2.6 million as of 30 June 2024. The change in fair value resulted in $0.6 million of finance cost for the six months ended 30 June 2024.
Tranche A Conversion Feature
The conversion feature had a fair value of $39.7 million as of 30 June 2024, classified as current a financial liability due to the conversion of the Tranche A of the 2022 Convertible Bonds on 1 July. The change in fair resulted in $79.1 million of finance income for the six months ended 30 June 2024.
The fair value of the Tranche A Conversion Feature was determined using a lattice model that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Tranche A Conversion Feature:

	30 June 2024	31 December 2023
Stock price	$12.16	$11.48
Conversion price	$10.00	$10.00
Volatility rate*	-	57.5%
Risk-free interest rate*	-	4.2%
Dividend yield	0.0%	0.0%
Risky yield	17.8%	16.3%
*Not used for the 30 June 2024 valuation based on the fact that all the Tranche A 2022 Convertible Bonds were converted on 1 July 2024.
Predecessor Earn Out Shares
As noted in Note 3, on 12 February 2024, the first tranche of Predecessor Earn Out Shares vested resulting in the issuance of 19,165,000 Ordinary Shares. The issuance of Ordinary Shares for the first tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
The Predecessor Earn Out Shares had a fair value of $169.3 million as of 30 June 2024, resulting in $120.5 million of finance costs for the six months ended 30 June 2024.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	30 June 2024	31 December 2023
Number of shares	19,165,000	38,330,000
Share price	$12.16	$11.48
Volatility rate	55.0%	55.0%
Risk-free rate	4.53%	3.97%

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

OACB Earn Out Shares
On 12 February 2024, the second tranche of OACB Earn Out Shares vested resulting in the issuance of 625,000 Ordinary Shares. The issuance of Ordinary Shares for the second tranche was accounted for as an extinguishment of a financial liability in the consolidated statements of profit or loss and other comprehensive income or loss.
OACB Warrants
During the six months ended 30 June 2024, holders of the OACB Warrants exercised their warrant rights for an exercise price of $11.50 for the rights to one Ordinary Share per warrant. The exercises resulted in the issuance of 419,660 Ordinary Shares and cash proceeds of $4.8 million. The Company recognized the transaction as an extinguishment of the derivative financial liabilities. The difference between the equity issued and carrying value of the derivative financial liabilities was recognized in the consolidated statements of profit or loss and other comprehensive income or loss.
The OACB warrants had a fair value of $29.7 million as of 30 June 2024. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $5.7 million of finance costs for the six months ended 30 June 2024.
22.      Supplemental cash flow information
Supplement cash flow information for the six months ended 30 June 2024 and 2023 is included below.

	30 June
Non-cash investing and financing activities	2024	2023
Acquisition of property, plant and equipment in trade payables and other current liabilities	3,292	1,082
Acquisition of intangibles in trade payables and other current liabilities	615	4,201
Right-of-use assets obtained through new operating leases	20,647	53,920
Sale of joint venture	17,950	—
Settlement of RSUs with shares	4,613	84
Settlement of SARs with shares	—	13,768
23.      Subsequent events
The Group evaluated subsequent events through 15 August 2024, the date that the unaudited condensed consolidated interim financial statements were available to be issued.
As detailed in Note 3, the Company announced in June 2024 that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is 1 July 2024. Based on the current exchange rate, a total of approximately 22.1 million new shares were issued on 1 July 2024, corresponding to approximately $221.1 million of aggregate value of these bonds with accrued interest. The holders of the 2022 Convertible Bonds that did not exercised their right to conversion obtained repayment from the Group in July 2024 upon settlement of the Facility.
On 2 July 2024, the Company announced positive topline results from a confirmatory patient study for AVT03, a proposed biosimilar to Prolia (denosumab) and Xgeva (denosumab). The Company expects to file marketing applications for AVT03 later this year for major global markets.
On 11 July 2024, the Company announced the closing of its previously executed Facility. The closing has allowed Alvotech to refinance outstanding debt obligations, reduce the cost of capital and improve its overall debt maturity profile. The Facility, for $965 million in aggregate principal amount, matures in June 2029. The first tranche is a first lien $900 million term loan which bears an interest rate of SOFR plus 6.5% per annum.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The second tranche is a $65 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. This resulted in the concurrent settlement of its existing debt obligations.
On 22 July 2024, the Company announced the launch with STADA of Uzpruvo, the first approved AVT04 biosimilar to Stelara in Europe, across select European countries. This includes the largest markets in the region, where pricing and reimbursement approvals have been secured for market entry. The pioneering launch comes immediately upon expiry of exclusivity rights linked to the European reference molecule patent, offering patients, physicians and payers expanded access at the earliest possible opportunity to a life-altering medicine used in certain indications within gastroenterology, dermatology and rheumatology. Launches in further European countries are scheduled over the coming months, following national price approvals, via a fully European supply chain.